SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 December 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 02 December 2024
99.2	Total Voting Rights dated 02 December 2024
99.3	Transaction in Own Shares dated 03 December 2024
99.4	Transaction in Own Shares dated 04 December 2024
99.5	Transaction in Own Shares dated 05 December 2024
99.6	Transaction in Own Shares dated 06 December 2024
99.7	Transaction in Own Shares dated 09 December 2024
99.8	Transaction in Own Shares dated 10 December 2024
99.9	Transaction in Own Shares dated 11 December 2024

Exhibit No: 99.1

02 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	29 November 2024

Aggregate number of ordinary shares purchased:	65,810

Lowest price paid per share:	£ 97.8800

Highest price paid per share:	£ 98.5200

Average price paid per share:	£ 98.1220

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,472,399 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2723O_1-2024-11-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 65,810 (ISIN: GB00BHJYC057)

Date of purchases: 29 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	45,000		20,810
Highest price paid (per ordinary share)	£ 98.5200		£ 98.5200
Lowest price paid (per ordinary share)	£ 97.8800		£ 97.8800
Volume weighted average price paid(per ordinary share)	£ 98.1216		£ 98.1230

Exhibit No: 99.2

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 November 2024, its issued share capital consists of 165,429,181 ordinary shares of 20 340/399 pence each, of which 6,956,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 158,472,399.

All ordinary shares of the Company purchased by the Company since the last Disclosure and Transparency Rule 5.6.1 announcement made on 1 November 2024, which are subject to cancellation, have been treated as cancelled for the purposes of these calculations.  The relevant purchases of ordinary shares by the Company are in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 and pursuant to instructions issued by the Company as announced on 20 February 2024.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1753 972 000

Exhibit No: 99.3

03 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	02 December 2024

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	£ 97.9600

Highest price paid per share:	£ 98.4400

Average price paid per share:	£ 98.1473

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,432,399 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5052O_1-2024-12-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 02 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	25,000		15,000
Highest price paid (per ordinary share)	£ 98.4400		£ 98.4400
Lowest price paid (per ordinary share)	£ 97.9600		£ 97.9600
Volume weighted average price paid(per ordinary share)	£ 98.1480		£ 98.1462

Exhibit No: 99.4

04 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	03 December 2024

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	£ 98.8400

Highest price paid per share:	£ 99.9800

Average price paid per share:	£ 99.4065

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,392,399 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6819O_1-2024-12-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 03 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	25,000		15,000
Highest price paid (per ordinary share)	£ 99.9800		£ 99.9800
Lowest price paid (per ordinary share)	£ 98.8400		£ 98.8400
Volume weighted average price paid(per ordinary share)	£ 99.4085		£ 99.4032

Exhibit No: 99.5

05 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	04 December 2024

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	£ 99.5200

Highest price paid per share:	£ 100.4000

Average price paid per share:	£ 99.9939

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,352,399 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8764O_1-2024-12-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 04 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	25,000		15,000
Highest price paid (per ordinary share)	£ 100.4000		£ 100.3500
Lowest price paid (per ordinary share)	£ 99.5200		£ 99.5400
Volume weighted average price paid(per ordinary share)	£ 99.9934

Exhibit No: 99.6

06 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	05 December 2024

Aggregate number of ordinary shares purchased:	8,476

Lowest price paid per share:	£ 100.7000

Highest price paid per share:	£ 101.8000

Average price paid per share:	£ 101.0719

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,343,923 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0524P_1-2024-12-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 8,476 (ISIN: GB00BHJYC057)

Date of purchases: 05 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	8,476
Highest price paid (per ordinary share)	£ 101.8000
Lowest price paid (per ordinary share)	£ 100.7000
Volume weighted average price paid(per ordinary share)	£ 101.0719

Exhibit No: 99.7

09 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	06 December 2024

Aggregate number of ordinary shares purchased:	994

Lowest price paid per share:	£ 101.0000

Highest price paid per share:	£ 101.4000

Average price paid per share:	£ 101.1684

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,342,929 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2289P_1-2024-12-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 994 (ISIN: GB00BHJYC057)

Date of purchases: 06 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	994
Highest price paid (per ordinary share)	£ 101.4000
Lowest price paid (per ordinary share)	£ 101.0000
Volume weighted average price paid(per ordinary share)	£ 101.1684

Exhibit No: 99.8

10 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	09 December 2024

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	£ 99.0600

Highest price paid per share:	£ 101.3500

Average price paid per share:	£ 100.5235

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,341,929 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4105P_1-2024-12-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 1,000 (ISIN: GB00BHJYC057)

Date of purchases: 09 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	1,000
Highest price paid (per ordinary share)	£ 101.3500
Lowest price paid (per ordinary share)	£ 99.0600
Volume weighted average price paid(per ordinary share)	£ 100.5235

Exhibit No: 99.9

11 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	10 December 2024

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	£ 97.6000

Highest price paid per share:	£ 99.0800

Average price paid per share:	£ 98.1509

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,340,929 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5945P_1-2024-12-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 1,000 (ISIN: GB00BHJYC057)

Date of purchases: 10 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	1,000
Highest price paid (per ordinary share)	£ 99.0800
Lowest price paid (per ordinary share)	£ 97.6000
Volume weighted average price paid(per ordinary share)	£ 98.1509

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	13 December 2024